COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

July 18, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust I (“CFSTI”); Registration Nos. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone in connection with post-effective amendment no. 151 to the registration statement of CFSTI, filed with the SEC on May 31, 2012, relating to certain changes to the principal investment strategies of its series Columbia Select Small Cap Fund (the “Fund”). The staff’s comments are set forth below, and each is followed by our response.

Comment 1: A footnote to the annual fund operating expenses table indicates that the Fund’s management fees have been restated to reflect contractual changes to the investment advisory and/or administrative fee rates. Have these fees increased? If so, please explain the circumstances.

Response to Comment 1:  During the Fund’s fiscal year ended March 31, 2012, its investment advisory fee increased and its administration fee decreased. The advisory fee increase was approved at a shareholders meeting held on February 15, 2011 as a part of a group of related proposals that were designed to achieve more consistent investment management service and fee structures across most of the Columbia Funds, as more fully described in CFSTI’s definitive proxy statement filed with the SEC on December 27, 2010.

Comment 2.    The description of the contractual expense cap arrangements in a footnote to the annual fund operating expenses table states that certain fees and expenses are excluded from the calculation of net operating expenses for purposes of implementing the expense cap arrangements. Is the list of excluded fees and expenses identified in the parentheses complete?

Response to Comment 2.  The list of excluded fees and expenses identified in the footnote describes all of the categories of the excluded fees and expenses. Later in the prospectus, under “Management of the Fund – Primary Service Providers – Expense Reimbursement Arrangements,” the excluded fees and expenses are described in greater detail.

Comment 3: Please confirm that the contractual fee waiver/expense reimbursement agreements described in the annual fund operating expenses table (i) will be in effect for at least a year after the effective date of the Fund’s registration statement amendment and (ii) will reduce the Fund’s operating expenses. If the arrangements are subject to any recoupment, please describe the provisions of the recoupment.

Response to Comment 3:  The expense reimbursement arrangement for each Fund will be in effect for at least a year after the effective date of the Fund’s registration statement amendment (absent amendment or termination approved by the Fund’s Board of Trustees) and will reduce Fund operating expenses. The expense reimbursement arrangement is not subject to recoupment.

Comment 4:    Please provide supplementally the market capitalization range of companies in the Russell 2000 Growth Index.

Response to Comment 4:  The market capitalization range of the companies in the Russell 2000 Growth Index was between $53 million and $3.7 billion as of June 30, 2012.

Comment 5: Will the Fund invest in emerging markets?

Response to Comment 5:  Although the Fund may invest in emerging market securities, it is not expected to do so as a principal investment strategy.

Comment 6: Please confirm that if the Fund sells a credit default swap it will cover the notional value of the security.

Response to Comment 6:  If the Fund sells a credit default swap, it will segregate or “earmark” cash or liquid assets or enter into offsetting positions, with a value equal to, or greater than, the full notional amount of the swap (net of any amounts owed to the Fund).

Comment 7: Are subsequent investments in the Fund subject to a minimum investment amount?

Response to Comment 7: There is no minimum additional investment for the Fund. See “Purchase and Sale of Fund Shares.”

We hope that these responses adequately address your comments. CFSTI accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFSTI acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFSTI further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. In addition, CFSTI will file Items 2, 3 and 4 disclosure in XBRL format within the required time period.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I